UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                   to                 .
Commission File Number   1-12273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROPER Technologies, Inc.
EMPLOYEE’S Retirement Savings 004 Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Technologies, Inc.
6901 Professional Parkway East
Suite 200
Sarasota, FL 34240

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
Index to Financial Statements, Supplemental Schedules and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the Roper Technologies, Inc. Employees’ Retirement Savings 004 Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Roper Technologies, Inc. Employees’ Retirement Savings 004 Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Company’s auditor since 2018.
Atlanta, Georgia June 24, 2020

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

	December 31, 2019	December 31, 2018
ASSETS
Investments, at fair value:
Mutual funds	$197,693	$137,878
Common/collective trust funds	671,756	527,717
Roper Technologies, Inc. common stock	27,925	20,874
Total investments, at fair value	897,374	686,469

Receivables:
Participant contributions	2,097	613
Employer contributions	1,480	329
Notes receivable from participants	9,335	8,183
Total receivables	12,912	9,125

NET ASSETS AVAILABLE FOR BENEFITS	$910,286	$695,594

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

Year Ended December 31, 2019
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$151,379
Interest and dividend income	5,484
Total investment income	156,863
Interest on notes receivable from participants	452
Contributions:
Participant	72,747
Employer contributions	22,353
Rollover contributions	27,662
Total contributions	122,762
Total additions	280,077

DEDUCTIONS:
Benefits paid to participants	65,068
Administrative expenses	691
Total deductions	65,759

NET INCREASE PRIOR TO PLAN TRANSFERS	214,318
NET TRANSFER FROM AFFILIATED PLAN	374
NET INCREASE IN NET ASSETS	214,692
NET ASSETS AVAILABLE FOR BENEFITS AT
Beginning of year	695,594
End of year	$910,286

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
Notes to Financial Statements
December 31, 2019 and 2018

1. DESCRIPTION OF PLAN

General

The following description of the Roper Technologies, Inc. Employees' Retirement Savings 004 Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering substantially all employees of certain subsidiaries of Roper Technologies, Inc. (the Company), who are age 18 or older. Eligible employees are able to enroll immediately upon their date of hire following meeting the eligibility requirements, as defined in the Plan document. Certain participants who become employees of the Company as a result of mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company’s Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance, as delegated by the Company's Board of Directors.

Administration
The Company serves as the Plan Administrator. The Plan Administrator has the responsibility to administer the Plan for the exclusive benefit of the participants and their beneficiaries. These duties include, but are not limited to, establishing procedures, maintaining records, interpreting provisions of the Plan, and making determinations regarding questions which may affect eligibility for benefits.

Contributions
Each year, participants may contribute up to 50% of their eligible compensation in the form of (i) pre-tax contributions, (ii) after-tax contributions, or (iii) a combination of pre-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who are age 50 or older and make the maximum pre-tax contribution for the year may make an additional catch-up contribution up to a maximum dollar amount per year in accordance with the Internal Revenue Code (IRC), as amended. Participants who do not elect a contribution percentage or do not elect to opt out of the Plan are automatically enrolled for pre-tax contributions at a rate of 5% of eligible earnings with annual 1% increases in deferral rates, not to exceed a maximum of 10% of eligible earnings. Contributions are subject to certain limitations. Effective April 3, 2018, the Plan was amended to increase the maximum automatic deferral to 15%. The automatic deferral increase will occur the first day of each Plan year unless automatically enrolled within the last six months.

For the year ended December 31, 2019, the Company contributed a match of between 50% and 100% of the first 4% to 8% of base compensation that a participant contributed to the Plan never to exceed a total match of 5%, depending on which subsidiary the participant was employed by. In no case are participant deferrals, in excess of 8% of compensation, taken into account for matching purposes. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan currently offers common/collective trust (CCT) funds, mutual funds, and Roper Technologies, Inc., common stock as investment options for participants. Participants may change their investment options daily.

Participant Accounts
Each participant's account is credited with the participant's contributions, an allocation of the Company's contributions, and Plan earnings, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Participants vest over a five-year period beginning with 20% after one year of service and 20% each year thereafter, and are 100% vested after five years. Participants will become fully vested if the participant attains age 65, the participant incurs a disability, or upon the death of a participant.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, for a period not to exceed five years unless the note is for the purchase of a principal residence, in which case the period is not to exceed ten years. The notes are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Upon termination of service due to death, disability, retirement, or separation from service, a participant will generally receive their benefits as a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants who attain age 59½ are eligible to receive in-service distributions in accordance with provisions specified in the Plan.

Participants can elect to receive shares of the Company's common stock if their total balance exceeds $5,000. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeitures
Forfeitures of the non-vested portion of participants' accounts are used to reduce future Company contributions. Forfeiture balances were $479,637 and $753,238 as of December 31, 2019 and 2018, respectively, and forfeitures used to reduce Company contributions were approximately $1,800,000 for the year ended December 31, 2019.

Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company reserves the right to elect to pay, or have the Plan pay, administrative costs in the future. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Management fees and other operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers from Affiliated Plans
Net transfers from affiliated plans represent the transfer of participant balances to/from this Plan to/from an affiliated plan of the Company due to the participant no longer meeting the plan’s eligibility requirements as the participant’s employment status has changed (e.g., from union to non-union).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company reviews the Plan's valuation policies utilizing information provided by the investment advisers and Vanguard Fiduciary Trust Company (the trustee).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make note repayments and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Administrative Expenses
All expenses incurred to administer the Plan are paid through forfeitures of nonvested accounts or by the Company with the exception of recordkeeping fees, which are paid by the Plan.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, are described as follows:

•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 – Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no significant changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds – Valued based on the daily closing price as reported by the fund by obtaining quoted prices on nationally recognized securities exchanges. The mutual funds held by the Plan are deemed to be actively traded.

Shares of Roper Technologies, Inc. Common Stock – Valued at the net asset value (NAV) of shares held by the Plan at year end by obtaining quoted prices on nationally recognized securities exchanges.

CCTs – Valued at the NAV provided by the fund's trustee as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2019 (in thousands):

	Level 1	Total
Mutual funds	$197,693	$197,693
Roper Technologies, Inc. common stock fund	27,925	27,925
Total assets in the fair value hierarchy	$225,618	225,618
Investments measured at NAV
CCTs*		671,756
Investments at fair value		$897,374

The following table set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 (in thousands):

	Level 1	Total
Mutual funds	$137,878	$137,878
Roper Technologies, Inc. common stock fund	20,874	20,874
Total assets in the fair value hierarchy	$158,752	158,752
Investments measured at NAV
CCTs*		527,717
Investments at fair value		$686,469

*In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2019 and 2018.

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2019 and 2018 (in thousands):

			Redemption
			Frequency	Redemption
		Unfunded	(if currently	Notice
December 31, 2019	Fair Value	Commitments	eligible)	Period
CCT Funds	$671,756	N/A	Daily	Daily

December 31, 2018
CCT Funds	$527,717	N/A	Daily	Daily

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds and CCT funds managed by the trustee, therefore, these transactions qualify as party-in-interest, and are exempt from the prohibited transactions rule.

The Plan offers Roper Technologies, Inc. common stock as an investment option for participants. The Company is the Plan sponsor as defined by the Plan; therefore, these transactions also qualify as party-in-interest transactions, and are exempt from the prohibited transactions rule.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6. TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated May 28, 2014, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS non-standardized prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. DELINQUENT PARTICIPANT CONTRIBUTIONS

During the period ended December 31, 2019, the Company failed to timely remit certain employee contributions to the Plan. As soon as this was identified, the Company immediately corrected the contribution and restored the Plan for any lost earnings related to this remittance.

8. SUBSEQUENT EVENTS

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a pandemic by the World Health Organization during the first quarter of 2020. The outbreak of COVID-19 has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of COVID-19. Nevertheless, COVID-19s presents material uncertainty to the Plan, its performance, and its financial results.

Management has evaluated subsequent events through June 24, 2020, which is the date the financial statements were available to be issued, and have determined that there is are no subsequent events other than those noted above that require disclosure.

SUPPLEMENTARY INFORMATION

ROPER INDUSTRIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
SPONSOR’S EIN# 51-0263969
PLAN NUMBER: 004
SCHEDULE H, LINE 4(a)
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2019

Date	Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

June 2019	$728,767	$—	$—	$—	$728,767

ROPER INDUSTRIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS 004 PLAN
SPONSOR’S EIN# 51-0263969
PLAN NUMBER: 004
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

	(b)	Description of investment including	(e)
	Identity of issuer, borrower	maturity date, rate of interest,	Current
(a)	lessor, or similar parties	collateral, par, or maturity value	Value
	Mutual Funds
*	Vanguard Developed Markets Idx Ist	Mutual funds	$24,353,512
*	Vanguard Emrgn Mkts Stk Ix Ins	Mutual funds	12,992,403
*	Vanguard Inst Index Fund	Mutual funds	74,345,091
*	Vanguard Md-Cap Index Fund Ins	Mutual funds	37,620,866
*	Vanguard Prime Money Mkt	Mutual funds	479,637
*	Vanguard Sm-Cap Index Fund Ins	Mutual funds	20,401,580
*	Vanguard Total Bond Idx Inst	Mutual funds	22,893,687
*	Vanguard Tot Intl Bond Ix Institl	Mutual funds	4,605,833
	Total mutual funds		197,692,609

	Common/Collective Trust Funds
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	24,094,199
*	Vanguard Tgt Retire 2015 Tr I	Common/Collective Trust	18,658,029
*	Vanguard Tgt Retire 2020 Tr I	Common/Collective Trust	63,519,597
*	Vanguard Tgt Retire 2025 Tr I	Common/Collective Trust	99,441,472
*	Vanguard Tgt Retire 2030 Tr I	Common/Collective Trust	114,504,920
*	Vanguard Tgt Retire 2035 Tr I	Common/Collective Trust	106,404,985
*	Vanguard Tgt Retire 2040 Tr I	Common/Collective Trust	84,648,396
*	Vanguard Tgt Retire 2045 Tr I	Common/Collective Trust	72,380,563
*	Vanguard Tgt Retire 2050 Tr I	Common/Collective Trust	45,107,336
*	Vanguard Tgt Retire 2055 Tr I	Common/Collective Trust	26,261,838
*	Vanguard Tgt Retire 2060 Tr I	Common/Collective Trust	7,428,433
*	Vanguard Tgt Retire 2065 Tr I	Common/Collective Trust	604,033
*	Vanguard Tgt Retire Inc Tr I	Common/Collective Trust	8,702,246
	Total Common/collective trust funds		671,756,047
*	Roper Common Stock	Common stock	27,925,015
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.25%	9,335,211
			$906,708,882
	*Indicates party-in-interest

ROPER Technologies, Inc. EMPLOYEE’S retirement savings 004 plan
(Registrant)

BY:	/S/ Jason Conley	Date:	June 24, 2020
Jason Conley, Vice President and Controller

Exhibit Index

Exhibit No.	Description of Index
23.1	Consent of Warren Averett, LLC